Contact

www.linkedin.com/in/michael-loveless-57906716 (LinkedIn)

Top Skills

Asset Managment
Wealth Management
Portfolio Management

Michael Loveless

President at First Security Fund Advisers, Inc
Little Rock, Arkansas, United States

Summary

Wealth management executive with broad expereince in:
1)investment consulting to institutional clients including 401(k), profit sharing and defined benefit plans, foundations, non profit entities; and 2) wealth mangement for affluent families.

Experience

First Security Fund Advisers, Inc
President
January 2015 - Present (8 years 5 months)

Crews & Associates
Director
October 2014 - January 2015 (4 months)
Little Rock, Arkansas

BKD Wealth Advisors LLC
Principal
May 2000 - August 2014 (14 years 4 months)
Dallas, Texas

Wealth management executive with broad expereince in: 1)investment consulting to institutional clients including 401(k), profit sharing and defined benefit plans, foundations, and non profit organizations and 2) wealth mangement for affluent families.

Myers Loveless Inc
Owner
January 1995 - April 2000 (5 years 4 months)

Private owned Registered Investment Advisor to affluent individuals and families. Also, providing Third Party Administrator and Actuary services to Qualified Retirement Plans.

Paine Webber
Vice President Institutional Sales

January 1990 - January 1995 (5 years 1 month)

Stephens Inc.
Institutional Sales
January 1980 - February 1990 (10 years 2 months)
Little Rock, Arkansas

Institutional Sales

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Education

University of Central Arkansas
BS, Business · (1971 - 1976)